UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On August 5, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) issued a press release entitled, “CORRECTION: Ascentage Pharma to Report 2026 Six Month Interim Results and Provide Corporate Update on August 19, 2026”. A copy of the press release is furnished as Exhibit 99.1 to this Report. On August 13, 2026, Ascentage Pharma Group International issued an English language and Chinese language version of a press release entitled, “Ascentage Pharma to Participate in the Evercore 2nd Annual China Biotech Summit”. Copies of the press releases are furnished as Exhibits 99.2 and 99.3 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press release dated August 5, 2026
99.2	EN Press release dated August 13, 2026
99.3	CN Press release dated August 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: August 13, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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